19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

May 7, 2013

VIA EDGAR

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.

Registration Statement on Form S-11, File No. 333-185936

On behalf of Trade Street Residential, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern Time, on Wednesday, May 8, 2013, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (786) 248-5200 or, our counsel, John A. Good, Esq. at Bass, Berry & Sims PLC at (901) 543-5901.

Sincerely,

TRADE STREET RESIDENTIAL, INC.

By:	/s/ Michael Baumann
Name:	Michael Baumann
Title:	Chairman and Chief Executive Officer